January 15, 2016	Suite 2200 1201 Third Avenue Seattle, WA 98101-3045 Marcus Williams (206) 757-8170 tel (206) 757-7700 fax MarcusWilliams@dwt.com

Filed via EDGAR

John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

RE:	Willamette Valley Vineyards, Inc. Form PRE 14A Filed December 24, 2015 SEC File No. 001-37610

Dear Mr. Reynolds:

This firm represents Willamette Valley Vineyards, Inc., an Oregon corporation (“WVVI”), in connection with the above-referenced proxy statement relating to a special meeting of the holders of the Series A Redeemable Preferred Stock. This letter replies to your letter to James W. Bernau, President and Chief Executive Officer of WVVI, dated January 8, 2016. For the sake of convenience of reference, we have set forth below in bold the text of the comments from the Securities and Exchange Commission (the “SEC”), followed by WVVI’s responses.

General

1.
We note that you are asking shareholders to approve an increase in the number of authorized Series A Redeemable Preferred Stock.  Please tell us what consideration you gave to providing financial information pursuant to Item 11(e) and Item 13 of Schedule 14A. Refer to Instruction 1 to Item 13.

We note that in Instruction 1 to Item 13, information required by Item 13(a) which “is not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted.” We note that the instruction further provides that “In the usual case the information is deemed material to the exercise of prudent judgment where the matter to be acted upon is the authorization or issuance of a material amount of senior securities.” (emphasis added) However, we do not believe this matter presents the “usual case” in which the required financial information would be material to the exercise of prudent judgment for the existing holders of Series A Redeemable Preferred Stock (the “Series A Preferred”). There are two reasons for this belief. First, as indicated in Proposal No. 1, the registrant is seeking approval to increase the number of shares authorized in the current class, not a senior class or series of securities. That being the case, the second sentence of this instruction would seem to be inapplicable, or at least to support the contention that the “exercise of prudent judgment” would support the omission of these data. Second, with respect to Proposal No. 2, the matter to be acted upon relates to the authorization for future issuances of capital stock, but any such transactions are not currently contemplated and this proposal is offered only to allow the registrant’s board of directors the flexibility to use one or more different classes or series of preferred stock in the future. The terms, and ultimately the possibility, of any such issuance are unknown and unknowable at present, and accordingly any information presented on a pro forma basis under Items 8-04 and 8-05 of Regulation S-X would be confusing at best. Accordingly, we respectfully submit that the financial information required by Item 13(a) is not relevant to the exercise of prudent judgment for the questions at hand.

John Reynolds
Securities and Exchange Commission
January 15, 2016

2.
It appears you seek discretionary authority to adjourn the meeting for the purpose of soliciting additional proxies.  Please note that the staff does not view such postponement or adjournment as a matter “incident to the conduct of the meetings,” as described in Rule 14a-4(c)(7). If you wish to obtain authority to adjourn the meeting and solicit additional proxies, please revise your proxy card and disclosure accordingly.

Please see the revised preliminary proxy statement and proxy card filed as of the same date as this letter which we have revised to obtain authority to adjourn the meeting if required to solicit additional proxies.

We further acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to working with the Division to resolve all concerns with WVVI’s registration application. If you have any questions regarding this letter, the enclosed materials, or the documents filed with the SEC, please do not hesitate to call me at me at (206) 757-8170.

Sincerely,

Davis Wright Tremaine LLP

/S/  Marcus Williams

cc:           James Bernau, Willamette Valley Vineyards, Inc.